SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ___)*



                            SHOE CARNIVAL, INC.
                             (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title of Class of Securities)

                                824889 10 9
                              (CUSIP Number)

                                DECEMBER 31, 2000
          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [   ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [ X ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

CUSIP No.  824889 10 9

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     Leigh Anne Weaver

2.   Check the Appropriate Box if a Member of a Group

     Not applicable

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   Sole Voting Power

          625,000 shares

     6.   Shared Voting Power

          0

     7.   Sole Dispositive Power

          625,000 shares

     8.   Shared Dispositive Power

          0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     625,000 shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

     5.2%

12.  Type of Reporting Person

     IN

ITEM 1.

     (a)  NAME OF ISSUER.

          Shoe Carnival, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          8233 Baumgart Road
          Evansville, Indiana 47725

ITEM 2.

     (a)  NAME OF PERSON FILING.

          Leigh Anne Weaver

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

          Leigh Anne Weaver
          8233 Baumgart Road
          Evansville, Indiana  47725

     (c)  CITIZENSHIP.

          United States of America

     (d)  TITLE OF CLASS OF SECURITIES.

          Common Stock, par value $.01 per share

     (e)  CUSIP NUMBER.

          824889 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) [   ] Broker or dealer registered under section 15 of the
                     Act;

           (b) [   ] Bank as defined in section 3(a)(6) of the Act;

           (c) [   ] Insurance company as defined in section 3(a)(19) of
                     the Act;

           (d) [   ] Investment company registered under section 8 of the
                     Investment Company Act of 1940;

           (e) [   ] An investment adviser in accordance with section
                     240.13d-1(b)(1)(ii)(E);

           (f) [   ] An employee benefit plan or endowment fund in
                     accordance with section 240.13d-1(b)(1)(ii)(F);

           (g) [   ] A parent holding company or control person in
                     accordance with section 240.13d-1(b)(1)(ii)(G);

           (h) [   ] A savings associations as defined in Section 3(b) of
                     the Federal Deposit Insurance Act;

           (i) [   ] A church plan that is excluded from the definition of
                     an investment company under section 3(c)(14) of the Investment Company Act of 1940;

           (j) [   ] Group, in accordance with section 240.13d-
                     1(b)(1)(ii)(J).

          Not applicable.

ITEM 4.   OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

          The following information is provided as of May 1, 2001.

          (a). AMOUNT BENEFICIALLY OWNED:

               625,000 shares

          (b). PERCENT OF CLASS:

               5.2%

          (c). NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)  Sole power to vote or to direct the vote:

                    625,000 shares

               (ii) Shared power to vote or to direct the vote:

                    0

               (iii) Sole power to dispose or to direct the disposition of:

                    625,000 shares

               (iv) Shared power to dispose or to direct the disposition
                    of:

                    0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[   ].

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATIONS.

          Not Applicable

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         AUGUST 9, 2001
                                              Date

                                      /S/ LEIGH ANNE WEAVER
                                            Signature

                                        LEIGH ANNE WEAVER
                                           Name/Title